SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 15, 2002

                               SODEXHO ALLIANCE SA
                                3, avenue Newton
                          78180 Montigny-le-Bretonneux
                                     France
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: November 15, 2002

EX-99.1
PRESS RELEASE
                                Exhibit 99.1

[LOGO SODEXHO ALLIANCE]


                           2001/2002 Full-Year Results
                          Growth in Earnings Per Share

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.
These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan"
"pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Paris,  France,  November 15, 2002 - The Board of Directors of Sodexho  Alliance
 met, on 13 November 2002, under the chairmanship of Pierre Bellon to close the accounts for the year ended August 31, 2002.

In a depressed global business environment, Sodexho Alliance reported consolidated revenues of 12.6 billion euros and EBITA of 528 million euros, representing an EBITA margin of 4.2%.

During the past two years, Sodexho has strengthened its position as the second-largest issuer of Service Vouchers and Cards and worldwide leader in
 Food and Management Services, particularly in the segments with the highest growth potential : Healthcare, Seniors and Education.
Sodexho employs 315,000 people on 24,700 sites in 74 countries.

Chief Financial Officer Sian Herbert-Jones presented the Group's 2001/2002 financial statements :

2001/2002
Financial statements

      in millions of euros                    FY             FY            %
                                          2001/2002      2000/2001       change
Revenues                                    12,612         11,943          6%
EBITA                                          528            586        -10%
Net exceptional income (expense)                23           (51)          NM
Group net income                               183            138         33%
Earnings per share before goodwill            1.58           1.31         20%
amortization (in euros)
Earnings per share after goodwill             1.15           1.00         15%
amortization (in euros)


During the year, revenues increased by 6% (8 % at constant exchange rates) and Group net income rose by 33% (35 % at constant exchange rates) .

EBITA amounted to 528 million euros, decreasing by 10 % (7% at constant exchange rates) , mainly because of a sharp deterioration in our UK subsidiary's results. Our consolidated EBITA margin was 4.2% (or 4.7% excluding the UK), versus 4.9% the year before.

Exceptional income totaled 23 million euros. The two main items were the sale of Lockhart in late May, which generated a capital gain of 49 million euros
(37 million Euros after taxes), and losses from Land Technology amounting to 32 million Euros (22 million euros after taxes).

Following the share issues in July 2001 and October 2001 (concerning the International Savings Plan offered to employees in 22 countries), the average number of shares outstanding increased by nearly 15%.

Earnings per share rose 20% before goodwill amortization and 15% after goodwill amortization.

Free cash flow amounted to 351 million euros, enabling the Group to finance organic growth, pay down debt and propose an increase in the dividend.

Exchange rates prevailing at the closing date increased net debt by 47 million Euros. Despite this, Group net debt was reduced by 205 million Euros and totaled 1,361 million Euros, as at August 31, 2002, or 55 % of Group shareholders' equity.

Albert George, Directeur General Delegue of Sodexho Alliance, commented on the Group's performance, noting that net income growth was achieved in a sluggish global business environment.

Organic revenue growth totaled 1.9%.
Private companies have been the hardest hit by the global slowdown, with site closings, massive layoffs and cutbacks in client expenditures leading to a reduction in the number of customers and lower demand for catering services. The Group's overall results suffered mainly because of the decline in revenues and EBITA in the Business & Industry segment.

The Education and Healthcare segments continued to enjoy steady growth, with revenues rising 5% and 6% respectively. The Service Vouchers and Cards business pursued its remarkable expansion In the United States, although revenues from Business & Industry declined by 8%, our EBITA held firm.

In the United Kingdom and Ireland, however, the rapid deterioration in results had an even greater impact, given that more than two-thirds of our revenues are generated in Business & Industry. The disappointing performance in the United Kingdom led Group management to appoint a new management team in April 2002. An action plan has been finalized. Returning to a satisfactory EBITA margin is our top priority for the next two or three fiscal years. This will involve in-depth programs to make our contracts more profitable, to train and motivate our teams, to tighten onsite management of food and personnel costs, and to reduce operating overheads.


During the year, Sodexho won a number of very important new contracts:

In Food and Management Services

United States
Metropolitan Life Insurance (MetLife); 18 sites ; 15,000 people ; multi-services Miramar Air Station (US Marines Corps.),San Diego CA;50,000 people;food services United Kingdom
Bentley Motor Cars, Crewe ; 2,000 people ; multi-services
Crown Woods, London ; 2,300 students ; food services
France
Caisse Nationale des Caisses d'Epargne, Paris ; prestige food services
Monaco Town Hall ; 3,000 people ; food services
China
HSBC ; 1,000 people ; food services
Germany
Nokia in Ulm, Dusseldorf and Bochum ; 4,300 people ; multi-services
Netherlands
Royal Dutch Shell Group, The Hague ; 2,000 people ; food services

Remote Sites

Australia
Argyle Diamond Mine, Western Australia ; 530 people ; multi-services
United States
Nabors Offshore, Offshore Louisiana ; 43 sites ; 1,400 people ; multi-services

Service Vouchers and Cards

Spain
Telefonica ; 7,000 beneficiaries ; Restaurant pass
France
Rhone Alpes Regional Council ; 250,000 beneficiaries ; Rhone Alpes Plus card

Other highlights:

o Sodexho Alliance ADS listed on the New York Stock Exchange (Ticker symbol NYSE: SDX).
o        One billion Euro bond issue.

Dividend

At the Annual Meeting on February 4, 2003, the Board of Directors will ask shareholders to approve a dividend per share before tax credit of 0.61 euros, a 9% increase over the previous year. The dividend payment date is March 4, 2003.

Outlook

Pierre Bellon commented on the Group's prospects :

"The outlook is good. We have enormous growth potential that we estimate at 380 billion euros. To keep increasing our earnings and accelerate organic revenue growth, we need to continue to :

o        improve our client retention,
o        enlarge the services we provide on each of our existing sites,
o win new clients with our innovative and profitable service offerings, particularly with those who have not yet outsourced the services we provide.

In 35 years, our revenues have increased by a factor of 20,000. This successful performance has been driven by our desire to grow,our steady focus on client needs, the professionalism of our people and solid financial control over our development in activities that are not capital-intensive and that generate free cash flow. We will pursue this strategy.

Although the global economy will remain depressed, we have set a Group-wide organic revenue growth objective of 5% to 6% for 2002/2003, roughly three times our 2001/2002 rate. We are progressively returning to the level of organic growth we enjoyed in previous years.Our EBITA margin objective is 4.7%.

As for Group net income, our objective for 2002/2003, at constant exchange rates and excluding exceptional items, is 210 million Euros.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their efficiency every day to ensure our success around the world for their dedication, and our shareholders for their loyalty."

About Sodexho Alliance
Founded in Marseille in 1966 by Chairman and Chief Executive Officer
Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.4 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 72 03
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com